

April 5, 2013

Via E-mail
Mr. Jeffrey L. Edwards
EVP, Finance and Business Development
  and Chief Financial Officer
Allergan, Inc.
2525 Dupont Drive
Irvine, CA 92612

> **Re: Allergan, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 001-10269**

Dear Mr. Edwards:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Patents, Trademarks and License, page 9

1. We note that sales of Restasis® represented approximately 14% of your sales for 2012 and the patent covering Restasis® expires in 2014. Please amend your MD&A disclosure to explain the anticipated impact on your eye care business as a result of this loss of patent protection, the risks associated with any anticipated generic competition for this product, and any anticipated response to the loss of protection, e.g. any plans to apply for exclusivity extensions and the basis for such actions. If you do not intend to take any such actions, please disclose this as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Product Net Sales, page 42

2. You state on page 36 that sales rebate and other incentive programs provisions were $935.3 million, $760.0 million and $565.3 million in 2012, 2011 and 2010, respectively.

You state several factors which contributed to the increases in rebates. You also state on page 42 that sales of your products that are reimbursable by government health care plans continue to be significantly impacted by the provisions of the Patient Protection and Affordable Care Act, which increased Medicaid and Medicare rebates. Please provide us proposed disclosure to be included in future filings to quantify each significant factor which resulted in the significant increase in rebates from period to period. For example, to the extent the increase relates to recently enacted legislation, please quantify that impact separately.

3. Provide us proposed disclosure to be included in future filings that augments your current discussion of net sales by product line and selected product net sales to include a discussion of the extent to which increases in net sales are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Refer to Item 303(a)(2)(iii) of Regulation S-K. In your proposed disclosure, discuss whether and if so, how the difficulty in determining the net effect of price increases of certain products or the inability to determine the impact of changes in prescription product mix that you discuss on page 43 affects your discussion about the changes in net sales.

Notes to Consolidated Financial Statements

Note 2. Acquisitions and Collaborations
Molecular Partners AG Collaboration, page F-16

4. You state that you may receive up to $1.4 billion and $375 million of milestones relating to your agreements entered into in 2012 and 2011. Please provide proposed disclosure to be included in future filings to separately disclose by type (i.e. stage of development) the amount which may be received for individually insignificant milestones and by milestone for individually significant milestones. Please also expand your disclosure in the last paragraph of "Other Collaborations" on page F-17 to do the same regarding milestones.

5. Please refer to ASC 808-10-50-1 and provide proposed disclosure to be included in future filings for your collaboration agreement with Molecular Partners AG to address the following:
    - The rights and obligations of each party;
    - For each significant deliverable, whether or not it is a separate unit of accounting and the basis for your conclusion;
    - The accounting policy for each unit of accounting including pattern and period of recognition; and
    - The income statement classification of amounts recorded, other than the up-front payment.

Note 12. Commitments and Contingencies, page F-39

6. You disclose several matters under litigation and state that an adverse determination in one or more of these items currently pending could have a material adverse effect on the Company's consolidated results of operations, financial position or cash flows. ASC 450-

Mr. Jeffrey L. Edwards
Allergan, Inc.
April 5, 2013
Page 3

20-50 requires a company to disclose the amount or range of reasonably possible loss or state that such an estimate cannot be made. Please provide proposed disclosure to be included in future filings that complies with ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer, Staff Attorney at (202) 551-3793 or John Krug, Senior Staff Attorney at (202) 551-3862 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant